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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Endesa, S.A.
(Name of Issuer)
Ordinary Shares, nominal value € 1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)
00029274F1
(CUSIP Number)
Asesoria Juridica
Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid
Plaza de Celenque No. 2
Madrid, Spain 28013
Telephone: 011-34-91-423-9435
Facsimile: 011-34-91-423-9454

Copy to:

William S. Anderson
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
Tepehone: 713-221-1122
Facsimile: 713-437-5370
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1

1	NAMES OF REPORTING PERSONS: Caja Madrid (Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid)/36-44889411

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Kingdom of Spain

	7	SOLE VOTING POWER:

NUMBER OF		105,076,259

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,076,259

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

105,076,259

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.92%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO(1)
(1) Caja Madrid is a savings bank formed under the laws of the Kingdom of Spain.

     This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed by Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid, a corporation organized under the laws of the Kingdom of Spain (“Caja Madrid”), with the Securities and Exchange Commission on October 11, 2005. This filing relates to the Ordinary Shares, nominal value €1.20 each (the “Ordinary Shares”), and American Depositary Shares, each representing the right to receive one Ordinary Share (“ADSs”), of Endesa, S.A., a corporation organized under the laws of the Kingdom of Spain (the “Issuer” or “Endesa”). The principal executive offices of Endesa are located at Ribera del Loira, 60, 28042 Madrid, Spain.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following supplemental information:
     Financing Arrangements Relating to E.ON’s Offer
     E.ON Zwölfte Verwaltungs GmbH, a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (“E.ON”), has offered to acquire all of the outstanding Ordinary Shares and ADSs of Endesa (the “Offer”).
     In order to finance the Offer, E.ON entered into a Syndicated Term and Guarantee Facility Agreement, dated as of February 20, 2006. The financing of the Offer was subsequently renegotiated and E.ON entered into a new Syndicated Term Loan and Guarantee Facility Agreement, dated October 16, 2006, which replaced the original facility agreement. The bank syndicate under both facility agreements was and is comprised of approximately 24 international banks and Caja Madrid’s participation in each facility constitutes less than 5% of the amount available under such facility. A copy of the new facility agreement has been filed as Exhibit 99.1 hereto and is incorporated herein by reference.
     The purpose of the facility agreement is to finance the Offer and costs relating thereto as well as for the repayment of indebtedness of Endesa and for onlending funds to Endesa for such purposes.
     Proposed Modifications of Endesa’s Articles of Association (Estatutos Sociales)
     On February 6, 2007, the Board of Directors of Endesa, pursuant to the requirements of Spanish legislation: (i) issued a report concerning its opinion of E.ON’s Offer for Endesa, and (ii) called an extraordinary general meeting of shareholders of Endesa, to be held on March 20, 2007, where certain modifications to Endesa’s articles of association (Estatutos Sociales) will be submitted for a vote of shareholders. A copy of resolutions proposed by the Board of Directors of Endesa for consideration at the extraordinary general meeting of shareholders and a copy of a report of the Board of Directors of Endesa concerning the proposed modifications have been filed as Exhibits 99.2 and 99.3 hereto, respectively, and are incorporated herein by reference.
     All members of the Board of Directors present or represented at the meeting of the Board of Directors of Endesa referred to above who own Ordinary Shares (including Caja Madrid’s executive chairman, Mr. Miguel Blesa de la Parra, who is a member of the Board of Directors of Endesa) have expressed their intention to vote at the extraordinary general meeting of shareholders in favor of the modifications to Endesa’s articles of association (Estatutos Sociales) referred to above. Caja Madrid has also expressed the same intention during the board meeting of

Endesa. Caja Madrid has not yet adopted a resolution as to whether to tender the Ordinary Shares owned by it pursuant to E.ON’s Offer.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated as follows:
     On February 6, 2007, Caja Madrid was the beneficial owner of 105,076,259 Ordinary Shares, which constitute 9.92% of the outstanding Ordinary Shares of Endesa. Caja Madrid has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 105,076,259 Ordinary Shares.
     Caja Madrid acts as a nominee on behalf of certain of its clients that beneficially own Ordinary Shares, and in that connection from time to time receives instructions from such clients with respect to the voting of such Ordinary Shares. Caja Madrid may not vote Ordinary Shares held by its clients unless directed by the respective client, and as a result Caja Madrid is not deemed to be the beneficial owner of such Ordinary Shares. Accordingly, such Ordinary Shares are not included on this Schedule 13D.
     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by Caja Madrid.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby amended and restated as follows:
     The information concerning the financing arrangements described under Item 4 above is hereby incorporated in this Item 6 by reference.
     In connection with the extraordinary general meeting of shareholders scheduled for March 20, 2007, Endesa has entered into service contracts with certain Spanish financial institutions in their capacity as depositary entities under Iberclear, the Spanish clearing system. In January 2007, Caja Madrid entered into one of these service contracts. These contracts provide that, in return for reasonable and customary compensation, these institutions will disseminate notices and proxy forms concerning such meeting to holders of Ordinary Shares, contact holders of Ordinary Shares concerning the return of proxy forms and provide Endesa with reports concerning the receipt of completed proxy forms by such institutions.
     Caja Madrid is a party to an agreement, dated as of February 28, 2003, with Endesa Capital Finance LLC, a wholly-owned subsidiary of Endesa, pursuant to which Caja Madrid has agreed to provide liquidity to the holders of € 1.5 billion in liquidation preference of preferred limited liability company interests issued by Endesa Capital Finance LLC.
     Except as described above, Caja Madrid does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Endesa, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and restated as follows:
99.1	Syndicated Term and Guarantee Facility Agreement, dated October 16, 2006, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto — Incorporated by reference to Exhibit 99(b)(1) to the Schedule TO filed by E.ON Zwölfte Verwaltungs GmbH and E.ON AG with the Securities and Exchange Commission on January 26, 2007.

99.2	Resolutions proposed by the Board of Directors of Endesa, S.A. in relation to Extraordinary General Shareholders’ Meeting convened for March 20, 2007 (at first call) — Incorporated by reference to Exhibit (a) (2) (xlvi) to Item 9 of the Schedule 14D-9/A filed by Endesa, S.A. with the Securities and Exchange Commission on February 8, 2007.

99.3	Report by the Board of Directors of Endesa, S.A. in relation to the proposed amendments to the corporate bylaws included in items one, two, three and four of the agenda for the Extraordinary General Shareholders’ Meeting, convened for March 20, 2007 (at first call) — Incorporated by reference to Exhibit (a) (2) (xlvii) to Item 9 of the Schedule 14D-9/A filed by Endesa, S.A. with the Securities and Exchange Commission on February 8, 2007.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated: February 14, 2007

MADRID SAVINGS BANK (CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID, CAJA MADRID)
/s/ Borja Murube
By: Borja Murube
Its: Division Director

/s/ Jesus Miramon
By: Jesus Miramon
Its: Sub-Director Corporate Clients